SEC Comments and Related Responses

October 11, 2013

Ms. Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
Office of Disclosure
100 F Street NE
Washington, DC 20549-4644

Re:	T. Rowe Price Real Estate Fund

Dear Ms. Hatch:

This letter responds to the SEC review comment discussed with Cathy Mathews, James Lorden, and Adam Hecklinger on September 3, 2013, related to the above-referenced fund.

Rule 19a-1 Notification Requirement
T. Rowe Price Real Estate Fund

Staff Comment:
In its December 31, 2012, financial statements, the Real Estate Fund’s financial highlights reflected a tax return of capital for the reporting period as well as for each of the last four fiscal years. How does the fund comply with the Rule 19a-1 notification requirement when it distributes a tax-basis return of capital to shareholders?

Management Response:
The fund invests significantly in shares of real estate investment trusts (REITs), and distributions from those investments often are, in whole or in part, tax-basis returns of capital (Tax ROCs). Such Tax ROCs are, in turn, the reason for the fund’s Tax ROCs to its own shareholders.

A U.S. REIT cannot determine the part (if any) of its distributions that constitutes a Tax ROC until after the end of its tax year. (U.S. REITs are required to use the calendar year for tax purposes and, for related reasons, funds that invest significantly in U.S. REITs—such as T. Rowe Price Real Estate Fund—typically elect to use the calendar year as well.) REITs normally compute Tax ROC percentages immediately after year-end so that they can provide accurate Forms 1099 to the REITs’ shareholders. (Forms 1099 generally must be provided to shareholders by January 31 of each year, but that deadline may be extended, typically by 30 days, if the REIT obtains an extension of time from the Internal Revenue Service.)

Only after its REIT investees compute and report their own Tax ROCs can the fund in turn accurately determine the tax character of its own prior distributions to its shareholders. That final character may differ from the preliminary character expected at the time the distribution was paid to the fund’s shareholders; in the event of such differences, the fund’s shareholders are promptly notified of those distributions (or the part thereof) that were later determined to be Tax ROCs.

The fund records REIT distributions as dividend income in full, rather than attempting to estimate what portion may represent a Tax ROC, which is consistent with tax precedents that dividends received are taxable in full, absent contrary information from the payer. Consequently, the fund’s quarterly distributions to its own shareholders are characterized as distributions of net investment income, pending recharacterization when the information to do so accurately is available.

In management’s view, there is no reasonably accurate basis for any interim estimates of Tax ROCs that could be provided at the time of the fund’s distributions. For example, estimating any REIT’s Tax ROC percentage based on a prior-year percentage ignores the reality that a REIT’s likelihood of a Tax ROC is highly sensitive to business activities that may differ every year. Those activities might be infrequent, but they might also be activities that are normal REIT transactions, such as placing new properties into service or selling existing properties. (Indeed, to our knowledge, even REITs’ managements generally do not attempt interim estimates of their own companies’ Tax ROCs—certainly not estimates that they make available to investors.) Other estimation methods are subject to similar difficulties and resulting inaccuracies.

The fund’s prospectus includes the following disclosure, alerting investors or prospective investors that they should anticipate receiving Tax ROCs on an annual basis [emphasis added]:

Important note on tax reporting for the fund
If you invest in other T. Rowe Price funds, you may receive no later than mid-February of each year a consolidated tax reporting package (which includes several tax forms, such as Forms 1099-B, 1099-DIV, 1099-INT, and 1099-R, if applicable, in one package). However, this tax reporting package may not include the fund’s Form 1099-DIV, which may be mailed to you separately later in February, subject to approval by the IRS. The separate mailing of Form 1099-DIV allows the fund additional time to incorporate the necessary information related to its significant investments in REITs. Because a sizable portion of the dividends paid by REITs may represent a return of capital, such distributions may result in a portion of the fund’s distributions being classified as a return of capital. REITs are typically unable to indicate what proportion of their dividends represents returns of capital in time to allow the fund to include a complete and accurate Form 1099-DIV in the consolidated tax reporting package. Although distributions classified as returns of capital (which are listed as “nontaxable distributions” on Form 1099-DIV) are not taxable to you, they reduce the cost basis of your investment in the fund.

Investee REITs typically report the tax character of prior-year distributions sometime in January and, as soon as that is known, the fund promptly determines the character of its own prior-year distributions to its own shareholders. If the tax character differs from the expectation at the time (i.e., that the distributions were entirely from net investment income), the fund promptly notifies its shareholders in several ways:

  In early February, shortly after the fund has received all Tax ROC information from its investee REITs, any Tax ROC paid by the fund is reported on the T. Rowe Price website under “Tax Planning,” in a section entitled “Return of Capital and Reclassifications.” This posting provides the per share amount of each prior-year distribution that represents a Tax ROC, along with the character originally reported at the time of distribution. The website also explains how this information is presented on the Form 1099.

  Also in early February, the fund posts to the T. Rowe Price website the completed IRS Form 8937 (Report of Organizational Actions Affecting Basis of Securities) that is required for any Tax ROC paid.

  No later than February 15, the fund’s transfer agent sends Forms 1099 to shareholders who are individuals. The mailing includes the correct tax character of prior-year distributions to that shareholder and, if needed, a note highlighting that the final tax character differs from what was reported at the time of the distribution. (In order to ensure that all Tax ROCs from the fund’s investee REITs have been received so that corrected Forms 1099 are not required later, management annually requests that the IRS grant an extension of time to provide the Forms 1099, which normally must be provided no later than January 31.)

  No later than 60 days after year-end, the fund mails its annual financial statements that, in accordance with U.S. GAAP, report a tax-basis return of capital. The financial statements report (1) the per share Tax ROC in the Financial Highlights, (2) the aggregate dollar amount of the Tax ROC on the Statement of Changes in Net Assets, and (3) additional disclosures of tax-basis balances and distributions in the notes. (The specific note is captioned “Federal Income Tax.”)

All of these actions serve to notify shareholders, as soon as information is available, of the proper character of the fund’s previous distributions and how that may differ from what was expected at the time of those distributions.

Pursuant to the Commission’s request, the fund acknowledges that:

  The fund is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

  The fund may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

If you have any additional questions or would like to discuss any response, please contact me (410-345-8472, gregory_hinkle@troweprice.com) or Cathy Mathews (410-345-5738, cathy_mathews@troweprice.com).

Respectfully submitted,

Gregory K. Hinkle
Treasurer

cc:	Chet Godrick, PricewaterhouseCoopers LLP